Exhibit 99.(a)(39)

MEDIA RELEASE

ANDISA CAPITAL ELECTS NOT TO PROCEED AS
APPROPRIATE EXTERNAL ADVISER

Johannesburg, 11 November 2004. Gold Fields Limited (> “> Gold Fields> “> ) today announced that it had been informed that Andisa Capital has elected not to proceed with its proposed mandate as an Appropriate External Advisor to Gold Fields.

Andisa’s decision was made on the basis of the broadened requirements of the Securities Regulation Panel (SRP) in relation to the form and content of the Fair and Reasonable Opinion, which included, inter alia, Andisa having to opine on the fairness and reasonableness of the first stage offer, and the requirement that the Opinion contain an exchange ratio at which the transaction would be fair and reasonable to shareholders.

ends

In the United States, Gold Fields has filed a Solicitation/ Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make the offer and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fa +27 11 484-0639

North America

Cheryl A Martin
Tel +303 796-8683
Fa +303 796-8293

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), K Ansah#, G J Gerwel, N J Holland† (Chief Financial Officer), J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, †British, ‡American, #Ghanaian.
Corporate Secretary: C Farrel